Johnson Controls, Inc. 5757 Green Bay Avenue Milwaukee, WI 53209 Tel 414-524-2277 Fax 414-524-2077

March 16, 2016

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Johnson Controls, Inc.
Commission letter dated March 4, 2016
Commission File No. 1-5097
Response letter dated March 16, 2016

Dear Mr. O'Brien:

In response to the comment letter dated March 4, 2016 relating to Johnson Controls, Inc.'s (the "Company's") Annual Report on Form 10-K for its fiscal year ended September 30, 2015 ("Form 10-K"), the following is the Company's response. For your convenience, we have included the text of the Staff's comment.

Form 10-K for the year ended September 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Fiscal Year 2015 Compared to Fiscal Year 2014, Page 29

1.	The Commission's comment was as follows:

Please expand your discussion and analysis of the fiscal year 2015 effective tax rate as compared to the fiscal year 2014 effective tax rate to quantify each material factor. Please also provide a discussion of the specific global tax planning initiatives.

The fiscal 2015 effective tax rate increased as compared to the fiscal 2014 effective tax rate primarily due to the tax effects of business divestitures ($283 million), partially offset by reserve and valuation allowance adjustments ($133 million). The fiscal year 2015 and 2014 global tax planning initiatives related primarily to foreign tax credit planning, global financing structures and alignment of our global business functions in a tax efficient manner. In future filings with the Commission, beginning with our fiscal 2016 second quarter Form 10-Q, the Company will expand its discussion and analysis of its consolidated financial results to quantify the significant factors contributing to year-over-year changes in the effective tax rate as well as to discuss specific global tax planning initiatives to the extent these initiatives have a significant impact on the annual effective tax rate.

2.	The Commission's comment was as follows:

Please expand your discussion and analysis of your consolidated financial results to include other comprehensive (loss) income as it relates to comprehensive income. For example, provide a discussion and analysis of the foreign currencies generating the foreign currency adjustments for the periods presented.

In future filings with the Commission, beginning with our fiscal 2016 second quarter Form 10-Q, the Company will expand its discussion and analysis of its consolidated financial results to include other comprehensive (loss) income as it relates to comprehensive income. For example, the following discussion and analysis will be included where appropriate for fiscal 2015 compared to fiscal 2014:

Comprehensive Income Attributable to Johnson Controls, Inc.

	Year Ended September 30,
(in millions)	2015	2014	Change
Comprehensive income attributable to Johnson Controls, Inc.	$743	$560	33%

The increase in comprehensive income attributable to Johnson Controls, Inc. was primarily due to higher net income attributable to Johnson Controls, Inc. ($348 million), partially offset by an increase in other comprehensive loss attributable to Johnson Controls, Inc. ($165 million) primarily related to unfavorable foreign currency translation adjustments. These year-over-year unfavorable foreign currency translation adjustments were primarily driven by the weakening of the Brazilian real, British pound, Canadian dollar, Colombian peso and euro currencies against the U.S. dollar.

3.	The Commission's comment was as follows:

Please expand your discussion and analysis of the segment results to provide an analysis of each factor contributing to the change in net sales and segment income margin. For example, the changes in volume expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, et cetera. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. This may result in a discussion and analysis of your underlying markets and/or product offerings. The changes in pricing may include a discussion of newly implemented pricing increases or decreases; a change in product mix; a change in raw material costs that are passed through to your customers; et cetera. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

In accordance with Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification guidance, the Company will include in future filings with the Commission, beginning with our fiscal 2016 second quarter Form 10-Q, to the extent applicable, the following discussion and analysis within its segment results disclosure for each fiscal year:

●
An expanded narrative on the material factors impacting net sales, including changes in pricing, increases in the volume or amount of goods or services being sold, or the introduction of new products and services offered.

●
An expanded discussion and analysis of segment results to include additional analysis of the significant factors contributing to or causing changes to net sales and segment income margin. This additional disclosure may include such factors as lower operating costs and lower selling, general and administrative expenses as a result of restructuring actions; lower operating costs realized from efficiencies generated by the Johnson Controls Operating System; and improved product mix as a result of higher AGM start-stop battery volumes, among others.

3. Discontinued Operations, page 70

4.	The Commission's comment was as follows:

We note that as part of the agreement to sell the remainder of the GWS business to CBRE Group, Inc. (CBRE), you entered into a 10-year strategic relationship with CBRE that includes being the preferred provider of HVAC equipment, building automation systems and related services to the portfolio of real estate and corporate facilities managed globally by CBRE and GWS. Please provide us with a more comprehensive understanding of the material terms of this 10-year strategic relationship and the related accounting implications. Please also confirm that to the extent that the revenues generated from this 10-year strategic relationship with CBRE and GWS are material to your consolidated and/or your segment sales, you will provide quantified information within your results of operations discussion and analysis within MD&A.

The Company has a 10-year strategic relationship with CBRE whereby the Company pays a fee for “pull-through” revenue generated as a result of selling products and services to CBRE customers. The fee applies to “pull-through” revenue generated in excess of $100 million in the first five years of the relationship and all “pull-through” revenues generated in years six through ten. The impact of this strategic relationship with CBRE is not currently material to the Company nor is it expected to become material in the future to warrant disclosure. During the first quarter of fiscal 2016, the revenue generated by the Company from this strategic relationship with CBRE was approximately $15 million (less than 1% of total Building Efficiency revenue). To the extent the strategic relationship would become material to the Company’s consolidated and/or segment sales in the future, the Company will disclose quantified information regarding this strategic relationship within the Company’s results of operations discussion and analysis within MD&A.

In addition, as requested by the Staff, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of March 4, 2016. If there are any further comments or questions, please do not hesitate to contact me at 414-524-2277.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ Brian J. Stief

Brian J. Stief
Executive Vice President and
Chief Financial Officer

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